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                            March 6, 2022

       Michael Brousset
       Chief Executive Officer
       Waldencast Acquisition Corp.
       10 Bank Street, Suite 560
       White Plains, NY 10606

                                                        Re: Waldencast
Acquisition Corp.
                                                            Registration
Statement on Form F-4
                                                            Filed February 14,
2022
                                                            File No. 333-262692

       Dear Mr. Brousset:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed February 14, 2022

       Selected Definitions, page iii

   1. We acknowledge your revised disclosures in response to prior comments 1 and 3. We note the definition of
Beauty Ventures discloses that it is managed by the Sponsor. We also note that the
disclosures regarding expected ownership percentages separately discusses the percentage
ownership of the Sponsor and Beauty Ventures. Please explain why this presentation is
appropriate. In addition, as previously noted, it is unclear why a defined term is needed for
"Total Implied Obagi Cash Consideration Amount    when it means
                                                        $380.0 million.
       Questions and Answers for Shareholders of Waldencast
       Q: What is the transaction structure?, page xx
 Michael Brousset
FirstName
WaldencastLastNameMichael
            Acquisition Corp.Brousset
Comapany
March      NameWaldencast Acquisition Corp.
       6, 2022
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2.       We acknowledge your revised disclosures in response to prior comment
4. You state that
         Milk Members will receive Waldencast LP common units as part of the transaction.
         Please also clarify here whether the transaction involving the issuance of Waldencast LP common units will be exempt from registration.
Summary of the Proxy Statement/Prospectus
Obagi, page 2

3.       We acknowledge your revised disclosures in response to prior comment
9. Your revised
         disclosures state that you have not received marketing authorization from the FDA. To the extent correct, please revise here and elsewhere as appropriate, including in your summary risk factor on page 29, to clarify that such marketing authorization is required. As previously noted, please also disclose that the FDA has cited safety concerns for the
         HQ ingredient, even at the lower concentrations, and that you could be found to be marketing and selling these products in violation of the law, as you state on page 48, and add corresponding disclosures to your summary risk factors. Please also ensure that such disclosures are prominently disclosed.
Waldencast's Board of Directors' Reasons for the Business Combination, page 7

4.       We acknowledge your revised disclosures in response to prior comment
10. As previously
         noted, please revise your discussion of the board's reasons for the business combination by removing some of the detailed discussion that is more appropriate for elsewhere in the prospectus.
Sources and Uses of Funds for the Business Combination, page 24

5.       We acknowledge your revised disclosures in response to prior comment
16. Please further
         revise footnotes 2 to the tables to further explain how the cash is intended to be used in the operations of Obagi and Milk, and provide some context to investors to understand the differences in the use of cash in the different scenarios.
Regulations could prohibit physicians from dispensing our prescription only products..., page 50

6. We note your disclosure in response to our prior comment 20 that certain jurisdictions and credit card authorization vendors have taken action against physician customers who sell your prescription products over the Internet. As previously noted, please quantify any effect thus far of such actions to the sales of your prescription only products. You also state that certain states prohibit the dispensing of prescription products without a pharmacy or license unless certain conditions are met. Please explain whether your sales in these listed states meet those conditions and what those conditions are. Additionally, disclose in your discussion of Obagi beginning on page 2 that certain states, including
         California, Massachusetts, New York, and Texas require a pharmacy or other license or authorization to dispense your prescription products unless certain conditions are met, and that credit card authorization vendors and the state of Texas and Puerto Rico have taken
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WaldencastLastNameMichael
            Acquisition Corp.Brousset
Comapany
March      NameWaldencast Acquisition Corp.
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         action against physician customers who sell your prescription products to patients over the
         Internet.
We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings. . ., page 84

7. We refer to your revised disclosure regarding the indemnification agreement. Please remove this mitigating discussion from your risk factor.
Background to the Business Combination, page 173

8. We refer to your revised disclosure in response to prior comment 28. Regarding the rationale set forth in clause (ii), please further revise to explain why Waldencast did not pursue further negotiations to discuss valuation expectations and disclose how many potential targets this rationale affected. Regarding the rationale set forth in clause (iv), please further discuss why the other target business was not as aligned with Waldencast's investment criteria as Obagi and Milk's businesses. Also revise to clarify whether any of the potential targets were in the beauty sector.
9. We note your response to our prior comment 31. Please revise to clarify how the negotiations relating to the Obagi China Business evolved, including the different values attributed to the Obagi China Business and various regulatory issues discussed.
10. We note your responses to our prior comments 30 and 32, which we reissue in part. You disclose that the parties and their respective advisors agreed to effect the Up-C structure following several weeks of discussions. Please revise to further expand on the evolution of the proposed transaction structure, including the tax aspects of the structure. Please also further clarify how the consideration evolved during the negotiations, including the changes to the purchase price mechanic and removal of a purchase price adjustment that are referenced, and disclose any negotiations regarding the consideration amount and type that occurred prior to the letters of interest. Also include a discussion regarding any negotiations regarding Cedarwalk's ability to appoint one director. Waldencast's Board of Directors' Reasons for the Business Combination, page 186

11. We note your revised disclosure in response to our prior comment 34, which we reissue in part. Disclose whether any companies meeting the selection criteria were excluded from the analysis and please expand your discussion to disclose the financial data used to derive the multiples.
U.S. Federal Income Tax Considerations, page 225

12. We note your response to our prior comment 37. Please revise to remove statements assuming the domestication qualifies as an F reorganization. Please also expand your disclosure regarding the tax consequences to U.S. holders of Waldencast Class A ordinary shares who exercise redemption rights and disclose the tax consequences on the holding
 Michael Brousset
FirstName
WaldencastLastNameMichael
            Acquisition Corp.Brousset
Comapany
March      NameWaldencast Acquisition Corp.
       6, 2022
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         period caused by the redemption rights. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No. 19. Revise corresponding sections in the prospectus as appropriate, and revise the opinion exhibit to cover all the material tax consequences to U.S. holders.
Skintrinsiq Device, page 275

13. We refer to your revised disclosures in response to prior comment 41. You state that the
         Skintrinsiq device is regulated by the FDA, but that you believe it is exempt from FDA premarket review requirements. Please further explain to us the basis of your belief.
Innovative Research & Development, page 276

14. We note your response to our prior comment 40. Please revise throughout the prospectus your references to your products' efficacy and/or safety and studies determining your products' efficacy and/or safety as your prescription products have not been approved by the FDA, and efficacy and safety determinations are within the FDA's authority. Balance all references that Obagi Medical products are "scientifically-backed" and "clinically proven" to state that your Obagi Medical products have not been approved by the FDA or a similar regulatory authority, and that you're marketing certain of your products without required FDA approval, or revise.
Sales & Marketing, page 279

15. We note your revised disclosure in response to prior comment 42. Please also revise to clarify, if true, that the referenced Chinese business would be part of the Obagi China
         Distribution. In addition, please disclose that your agreement with Boxout Health does not contain any minimum purchase requirements and expand your discussion of the material terms of your Boxout Health distribution agreement to disclose the termination provisions and rights and obligations of each party pursuant to the agreement. Intellectual Property, page 283

16. We note the addition of the table on page 276 of your material patents. Please clarify, if correct, that each of the material patents listed are owned by Obagi. Please also expand your disclosure of the patent rights under your license agreement with Osmotics, including the materiality of such patent rights that you have licensed, the type of patent protection, patent expiration dates and the applicable jurisdictions. In addition, we note the upcoming expiration dates for certain of your patents, including patents licensed under the agreement with Osmotics. Please disclose the material effects of expiring patents, if any.
Information about Milk, page 289

17. We note your response to our prior comment 43, which we reissue in part. Please expand your disclosure for Milk's master services agreement to identify the parties to such agreement and the material terms of the agreement or tell us why it is not material. We
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FirstName
WaldencastLastNameMichael
            Acquisition Corp.Brousset
Comapany
March      NameWaldencast Acquisition Corp.
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         refer to your reference to the master services agreement on page 298. Sales and Distribution Strategy, page 293

18. We note your response to our prior comment 47. Please expand your disclosure of the material terms of the distribution agreements with Sephora, including the termination provision.
Growth Opportunities, page 295

19. We note your response to our prior comment 49, which we reissue in part. Please also disclose the number of participants in the Sephora online survey conducted in June 2020.
Beneficial Ownership of Securities, page 337

20. We acknowledge your response to prior comment 52. Please revise footnote 3 to explain that the voting and investment power is exercised jointly by Waldencast Ventures, LP,
         Burwell Mountain Trust, and Dynamo Master Fund.
Milk Makeup LLC Financial Statements for the Nine Months ended September 30, 2021 and
2020
8. Commitments and Contingencies, page F-107

21. We note your response to prior comment 54. You stated "management believes these allegations are without merit and any reasonably possible losses are not expected to have a
         material impact on the Company   s condensed financial statement."
Since it appears that
         there is at least a reasonable possibility that a loss or an additional loss may have been incurred, item b. of ASC 450-20-50-4 requires disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please revise accordingly.
Exhibits

22. We refer to the 59,126,449 "Ordinary shares" shown as being registered in your fee table exhibit. This amount appears to include both Waldencast plc Class A ordinary shares and
         Waldencast plc Non-Economic ordinary shares. Please revise so that the number of shares of each class of shares is separately disclosed in the table. Refer to
Item 21 of Form F-4.
         In addition, certain disclosures on the cover page was removed along with the filing fee table, such as the asterisk disclosure regarding the Domestication. Please restore the disclosures.
General

23. We note your revised disclosure in response to our prior comment 55. Please specify the sources that conducted the industry research in 2020 referenced in your disclosure. Please also restore the deleted reference to the survey conducted by Kline & Co. on page 281 or advise.
 Michael Brousset
Waldencast Acquisition Corp.
March 6, 2022
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Brousset
                                                           Division of
Corporation Finance
Comapany NameWaldencast Acquisition Corp.
                                                           Office of Life
Sciences
March 6, 2022 Page 6
cc:       Max Mayer-Cesiano
FirstName LastName